UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                                   ASA LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3156P103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Andrew Pegge
                             Laxey Partners Limited
                                 The Old Chapel
                                     Onchan
                               Isle of Man IM3 1NA
                                 +44 1624 690900

                                 With a copy to:

                              Marc Weingarten, Esq.
                              David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 24 PAGES)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                               (Page 2 of 24 PAGES)

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 3 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LAXEY INVESTORS LIMITED
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            BRITISH VIRGIN ISLANDS
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      109,434
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  109,434
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            109,434
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 4 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THE VALUE CATALYST FUND LIMITED
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      14,650
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  14,650
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,650
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 5 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LAXEY UNIVERSAL VALUE, L.P.
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      89,640
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  89,640
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            89,640
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 6 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LAXC LIMITED
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            BRITISH VIRGIN ISLANDS
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      20,000
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  20,000
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            20,000
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 7 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LEAF LIMITED
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            BRITISH VIRGIN ISLANDS
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      5,422
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  5,422
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,422
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 8 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LP ALTERNATIVE, L.P.
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      40,675
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  40,675
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            40,675
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.4%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 9 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LEAF, L.P.
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      7,590
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  7,590
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,590
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 10 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ALTMA SICAV PLC IN RESPECT OF GARDINER SUB-FUND
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            MALTA
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      116,479
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  116,479
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            116,479
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 11 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SPRUGOS INVESTMENTS XII, L.L.C.
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      94,190
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  94,190
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            94,190
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 12 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LAXEY PARTNERS LIMITED
            NO I.R.S. IDENTIFICATION NO.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ISLE OF MAN
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      498,080
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  498,080
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            498,080
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 13 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            COLIN KINGSNORTH
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED KINGDOM
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      498,080
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  498,080
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            498,080
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 14 OF 24 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ANDREW PEGGE
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED KINGDOM
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      498,080
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  498,080
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            498,080
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 15 OF 24 PAGES
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

        This Schedule 13D relates to the shares of Common Stock, par value $1.00 per share (the "Shares"), of ASA Limited (the "Issuer"). The principal executive office of the Issuer is located at 11 Summer Street, 4th Floor, Buffalo, New York 14209.

ITEM 2.           IDENTITY AND BACKGROUND

        (a)-(c) This statement is being filed jointly by (i) Laxey Investors Limited, a British Virgin Islands company ("LIL"), (ii) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"), (iii) Laxey Universal Value, L.P., a Delaware limited partnership ("LUV"), (iv) LAXC Limited, a British Virgin Islands company ("LAXC"), (v) Leaf Limited, a British Virgin Islands company ("LEAF"), (vi) LP Alternative, L.P., a Delaware limited partnership ("LPALP"), (vii) Leaf, L.P., a Delaware limited partnership ("LEAFLP", and collectively with LIL, Catalyst, LUV, LAXC, LEAF and LPALP, the "Funds"), (viii) Altma Sicav Plc (in respect of Gardiner Sub-Fund), a Malta company ("Altma"),
(ix) Sprugos Investments XII, L.L.C., a Delaware limited liability company ("SPRUGOS", and collectively with Altma, the "Accounts"), (x) Laxey Partners Limited, an Isle of Man company ("Laxey"), (xi) Colin Kingsnorth, a British citizen ("Kingsnorth"), and (xii) Andrew Pegge, a British citizen ("Pegge", and, collectively with the Funds, the Accounts, Laxey, and Kingsnorth, the "Reporting Persons").

        LIL is a British Virgin Islands company whose principal business is investing in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

        Catalyst is a Cayman Islands company whose principal business is investing in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

        LUV is a Delaware limited partnership whose principal business is investing in securities with an emphasis on structural arbitrage. The general partner of LUV is Laxey Partners GP(2) Limited, a British Virgin Islands company and wholly-owned subsidiary of Laxey, the investment manager of LUV. The address of LUV's principal business and principal office is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, United States.

        LAXC is a British Virgin Islands company whose principal business is investing in closed-end funds and similar investment entities. The address of LAXC's principal business and principal office is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

        LEAF is a British Virgin Islands company whose principal business is investing in closed-end funds and similar investment entities. The address of LEAF's principal business and principal office is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

        LPALP is a Delaware limited partnership whose principal business is investing in closed-end funds and similar investment entities. The general partner of LPALP is Laxey Partners GP(3) Limited, a British Virgin Islands company and wholly-owned subsidiary of Laxey, the investment manager of LPALP. The address of LPALP's principal business and principal office is 615 South Dupont Highway, Kent County, Dover, Delaware 19901, United States.

        LEAFLP is a Delaware limited partnership whose principal business is investing in closed-end funds and similar investment entities. The general partner of LEAFLP is

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CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 16 OF 24 PAGES
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Laxey Partners GP(4) LImted, a British Virgin Islands company and wholly-owned subsidiary of Laxey, the investment manager of LEAFLP. The address of LEAFLP's principal business and principal office is 615 South Dupont Highway, Kent County, Dover, Delaware 19901,United States.

        Altma and SPRUGOS are managed accounts which are managed on behalf of unaffiliated third parties, and of which Laxey serves as the investment manager. Altma's principal business address and principal office address is 171 Old Bakery Street, Valeta, Malta. SPRUGOS' principal business address and principal office address is 2711 Centerville Road, Suite 400, New Castle County, Wilmington, Delaware 19808, United States.

        Laxey is the investment manager for each of LIL, Catalyst, LUV, LAXC, LEAF, LPALP, and LEAFLP, subject to the overall control of the general partner, managing member, or directors of each of these entities, as applicable. Laxey is also the investment manager of the Accounts (as defined in Item 3). The address of Laxey's principal business and principal office is The Old Chapel, Onchan, Isle of Man, IM3 1NA, United Kingdom.

        Messrs. Kingsnorth and Pegge are the principals of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is Princes House, 38 Jermyn Street, London, SW1Y 6DN. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is The Old Chapel, Onchan, Isle of Man, IM3 1NA, United Kingdom.

        (d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

        (e) None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Kingsnorth and Mr. Pegge are British citizens.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The funds used to purchase the Shares of Common Stock described in this statement were acquired through open market purchases and were derived from the Funds' investment capital and funds provided by the two discretionary Accounts managed for unaffiliated third parties. A total of approximately $31,715,430 was paid to acquire such Shares.


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CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 17 OF 24 PAGES
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ITEM 4.           PURPOSE OF TRANSACTION

       The Funds and Accounts originally acquired Shares for investment in the ordinary course of business because the Reporting Persons believed that the Shares, when purchased, were substantially undervalued and represented an attractive investment opportunity.

       On November 21, 2007, the record holder of the Shares beneficially owned by Laxey, the Funds and Accounts ("Record Holder") sent a notice to the Issuer listing the following two proposals to be presented to the shareholders at the 2008 annual general meeting of the Issuer. First, the Record Holder proposed a recommendation to the Board of Directors ("Board") of the Issuer suggesting that the Board immediately initiate a self tender offer to repurchase 30% of the outstanding Shares of the Issuer at a price equivalent to 99% of the net asset value of the Shares of the Issuer, and thereafter semi-annually initiate self tender offers to repurchase 10% of the outstanding Shares of the Issuer at a price equivalent to 99% of the net asset value of the Shares of the Issuer. Second, the Record Holder nominated the following three persons for election to the Board of Directors of the Issuer at the 2008 annual general meeting, whereby each nominee will replace a current member of the Board of Directors of the
Issuer: (i) Mr. Andrew Pegge, to replace Mr. Chester A. Crocker; (ii) Mr. Phillip Goldstein, to replace Mr. Joseph C. Farrell, and (iii) Mr. Julian Reid, to replace Mr. Malcolm W. MacNaught. The purpose of the self tender offer proposal is to urge the Board to take action that will enable shareholders to realize value from a portion of their Shares at a price substantially closer to the Shares' net asset value than their trading price reflects. The purpose of the nomination proposal is to seek the election of shareholder-selected Board members dedicated to closing the persistent discount at which the Issuer's Shares trade relative to their net asset value.

       The Reporting Persons and certain related parties expect that the Issuer will include these proposals in the Issuer's proxy statement for its 2008 annual general meeting. In addition, the Reporting Persons and certain related parties intend to file a preliminary proxy statement with the Securities and Exchange Commission relating to the solicitation of proxies in connection with the Issuer's 2008 annual general meeting, in which they intend to seek support from the shareholders to approve the two proposals listed in the preceding paragraph. A supporting statement setting forth the Reporting Persons' arguments in favor of the proposals is attached hereto as Exhibit 1.

       The Reporting Persons intend to review the investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may engage in discussions with representatives of the Issuer, management, the Board, other shareholders of the Issuer and other relevant parties concerning, among other things, the business, operations, board composition, management, strategy and future plans of the Issuer, including various approaches that the Reporting Persons believe will reduce the discount at which the Issuer's Shares trade relative to their net asset value. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares, engaging in short selling of or any hedging or similar transactions and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

       (a) The Reporting Persons beneficially own 498,080 Shares, constituting approximately 5.2% of the Shares outstanding.


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CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 18 OF 24 PAGES
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     The aggregate percentage of Shares beneficially owned by the Reporting
Persons is based upon 9,600,000 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Interim Report for the Six Months Ended May 31, 2007 on Form N-CSRS, filed with the Securities and Exchange Commission on July 23, 2007.

       (b) Laxey, Mr. Kingsnorth and Mr. Pegge share power to vote and direct the disposition of all of the Shares held by the Funds and Accounts.

       (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected in open market transactions.


LIL
           TRADE DATE               SHARES PURCHASED/SOLD       PRICE PER SHARE
           09/26/2007                            20,435.00                71.94
           09/27/2007                            12,024.00                72.92

Catalyst
           TRADE DATE               SHARES PURCHASED/SOLD       PRICE PER SHARE
           09/25/2007                          (98,500.00)                71.47
           09/25/2007                            14,700.00                71.40
           09/26/2007                             9,144.00                71.94
           09/27/2007                          (23,845.00)                72.65
           09/28/2007                            14,651.00                74.63

Altma
           TRADE DATE               SHARES PURCHASED/SOLD       PRICE PER SHARE
           09/26/2007                            20,445.00                71.94
           09/27/2007                            12,029.00                72.92
           09/28/2007                            17,680.00                74.63

LUV
           TRADE DATE               SHARES PURCHASED/SOLD       PRICE PER SHARE
           09/26/2007                            18,403.00                71.94
           09/27/2007                            10,827.00                72.92
           09/28/2007                            15,910.00                74.63

LAXC
           TRADE DATE               SHARES PURCHASED/SOLD       PRICE PER SHARE
           11/13/2007                            20,000.00                75.72


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CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 19 OF 24 PAGES
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SPRUGOS
           TRADE DATE               SHARES PURCHASED/SOLD       PRICE PER SHARE
           09/26/2007                            18,403.00                71.94
           09/27/2007                            10,827.00                72.92
           09/28/2007                            15,910.00                74.63

LEAF
           TRADE DATE               SHARES PURCHASED/SOLD       PRICE PER SHARE
           09/25/2007                           (4,800.00)                71.47
           09/25/2007                             1,900.00                71.40
           09/27/2007                             2,393.00                72.92
           09/27/2007                           (1,900.00)                72.65
           09/28/2007                             3,029.00                74.63

LPALP
           TRADE DATE               SHARES PURCHASED/SOLD       PRICE PER SHARE
           09/25/2007                          (17,635.00)                71.47
           09/25/2007                             6,900.00                71.40
           09/27/2007                           (6,900.00)                72.65
           10/01/2007                            16,830.00                74.82
           10/08/2007                             6,900.00                72.66
           10/09/2007                            12,745.00                73.27
           10/10/2007                             4,200.00                73.86

LEAFLP
           TRADE DATE               SHARES PURCHASED/SOLD       PRICE PER SHARE
           09/26/2007                             4,070.00                71.94
           09/28/2007                              3520.00                74.63

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

     (e) Not applicable.

















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CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 20 OF 24 PAGES
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER

        The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 258,080 Shares through such contracts, and no short economic exposure to any Shares through such contracts. Aside from the Reporting Persons, two other funds for which Laxey serves as investment adviser currently have long economic exposure to Shares but do not beneficially own any Shares: LP Value Limited, a British Virgin Islands company, and Laxey Investors L.P., a Delaware limited partnership, collectively have long economic exposure to 220,000 Shares.

        Such contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1: SUPPORTING STATEMENT










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CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 21 OF 24 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2007


                                       /s/ Andrew Pegge
                                       ------------------------------
                                       Andrew Pegge, in his capacity
                                       as portfolio manager and director
                                       of Laxey Partners Limited


                                       /s/ Andrew Pegge
                                       ------------------------------
                                       Andrew Pegge












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CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 22 OF 24 PAGES
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                                  EXHIBIT INDEX

1. SUPPORTING STATEMENT


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CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 23 OF 24 PAGES
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                         EXHIBIT 1: SUPPORTING STATEMENT

As of the date of this letter, Funds managed or advised by Laxey Partners Limited ("Laxey") beneficially own 498,080 shares of ASA Limited ("ASA"), representing approximately 5.19% of the outstanding common stock of ASA. Since the 2006 Annual General Meeting held on March 8, 2006, where a shareholder proposal to conduct a series of in-kind tender offers for shares at net asset value (the "2006 Proposal") was defeated, the shares of ASA common stock have continued to trade at a substantial discount to net asset value. According to Bloomberg the average discount between March 8, 2006 and November 19, 2007 is nearly 13%. Laxey believes that it is self evident that the presence of the discount represents a very real loss of value for all shareholders and that it is the responsibility of the management of ASA to take action to reduce this discount.

Laxey believes that the best strategy for ASA to address the existing discount would be to extend a series of in-kind tender offers for shares at net asset value. The initial offer should be for 30% of shares outstanding, and subsequent offers should be made semi-annually for 10% of shares outstanding. These periodic offers should continue indefinitely, except for periods in which the shares of ASA common stock trade at or above net asset value.

There are many precedents for this, but a good example is the Korea Fund, whose Chairman is one of the Laxey nominees, and which conducts semi-annual tenders on a very similar basis to that proposed for ASA. In this case, the discount has averaged less than 7% over the last year. Laxey believes that such in-kind tender offers would cause ASA to experience a similarly sharp decrease in discount, to the benefit of all shareholders.

In the Company's proxy statement that presented the 2006 Proposal, the Company stated that "[a]ny significant measures to eliminate or reduce the discount would have material adverse tax consequences to many shareholders," including a "major tender offer" if the 2006 Proposal, which is similar in concept to Laxey's current proposal, was approved and acted upon. Of course, we believe that this is not the full story. It may be the case that for SOME shareholders the better course of action is to continue to hold their shares in the expectation of benefiting from ASA trading at a tighter discount to NAV. However, discouraging shareholders from voting for action that would benefit them all indirectly if not directly is not, in our view, providing proper advice to shareholders as to which course of action is likely to be best for different kinds of holders!

Shareholders should understand clearly that our proposal is NOT tantamount to abandoning ASA's closed-end structure and we do not believe it would prejudice the future performance of ASA to engage in either the initial or subsequent periodic tender offers. Firstly, what we are proposing is a means of retaining the closed-end structure whilst dealing with the discount and without forcing undesirable tax consequences on any shareholders. Secondly, due to the highly liquid nature of ASA's assets, the low level of liquidity we are suggesting ASA provide should have no discernible effect on ASA's performance. To back this statement up, we should point out that, whilst it is not what we are suggesting, our analysis suggests that the whole portfolio could be sold at market prices in the course of a normal week's trading!

We are also seeking to reconstitute the composition of the Board of Directors of ASA ("Board") as we believe the current Board has, by allowing the shares to persistently trade at a significant discount to per share NAV without taking definitive action to remedy the situation, demonstrated that they are very resistant to change and that they are out of touch with the real desires of shareholders. In addition, the fact that the Board members themselves own a small amount of ASA, both as a percentage and as a dollar value, has caused a further disconnect in what should be an alignment


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CUSIP NO.      G3156P103            SCHEDULE 13D           PAGE 24 OF 24 PAGES
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of interests between the Board and the shareholders. According to ASA's most recent proxy materials the Board own 10,500 shares or less than 0.11% of the shares in issue. Overall these shares are worth less than $800,000. Whilst this might amount to a substantial sum in other contexts this amounts only to some $87,000 per director, which must surely be a small part of the net worth of such senior mining industry figures!


Sincerely,

Laxey Partners Limited

By: /s/ Andrew Pegge
-------------------------------
Name: Andrew Pegge
Title: Authorized Signatory